Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 27, 2022

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	D-Wave Quantum Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 26, 2022

File No. 333-263573

Ladies and Gentlemen:

On behalf of D-Wave Quantum Inc. (the “Company” or “D-Wave Quantum”), we acknowledge receipt of the comment letter, dated May 10, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Amendment No. 1 to the Registration Statement on Form S-4 (as amended, the “Registration Statement”). We hereby submit in electronic form the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, together with exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement as initially filed with the Commission on April 26, 2022.

Amendment No. 2 reflects changes made in response to the Comment Letter, and certain other updates. For ease of reference, we have reproduced the Staff’s comments from the Comment Letter in bold type below, followed by the Company’s responses. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Q: What interests does the Sponsor and DPCM’s officers and directors have in the Transaction?, page 9

1.

We note your response to prior comment 3 and your tabular presentation on page 10. However, the revised disclosure does not appear to present the dollar amount in the post-merger company that the sponsor and affiliates of the sponsor have at risk that depends on completion of a business combination as one amount in the aggregate. The aggregate calculation should include the current value of securities held, any loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 10, 11, 34, 35, 74 and 294 of Amendment No. 2.

PIPE Subscription Agreements, page 25

2.

We note your response to prior comment 4. Please disclose the price per share that the PIPE investors will pay for their shares depending on your No Redemption Scenario and Maximum Redemption Scenario according to the respective Exchange Ratio.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 25 of Amendment No. 2.

Our Business Model, page 185

3.

We note your response to prior comment 8. You include a chart on page 185 that appears to list four phases, Discovery, PoC, Pilot, and In-Prod. We note on page 51 you refer to these phases as initial engagement, proof of concept, pilot deployment and full production. On page 187 you refer to “Phase 1” and “Phase 2,” but these terms are not defined. Given that a substantial majority of D-Wave’s revenue is generated through D-Wave Launch, please consistently identify and describe these stages so that an investor can understand your chart and four-phase engagement model. Clearly describe why phases one through three are described as “one-time” and phase four is described as “recurring.” Further, please clarify whether the “free, unlimited access” to D-Wave’s Leap quantum cloud service platform includes access to only certain free resources, but not “unlimited” time to use the QPU as your subsequent disclosures suggest. Disclose how many of the 25,000 users that have signed up for your Leap quantum cloud service are paid subscribers.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 189 and 191 of Amendment No. 2.

Competition, page 193

4.

We note your response to prior comment 20 and reissue our comment in part. We note your disclosure on page 47 that D-Wave’s growth is dependent on scaling up manufacturing of its products and constructing quantum computing technology. Disclose material details about how you are going to expand your manufacturing capacity or advise.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 48, 50 and 193 of Amendment No. 2.

D-Wave Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 196

5.

To the extent material, please disclose the nature of your customer base. For example, we note that the company noted publicly in a separate filing that Quantum Computing as a Service (QCaaS) from commercial customers generated about two-thirds of D-Wave’s revenue in 2021. As a separate example, we also note news articles that indicate that D-Wave customers or developers use its solutions to engage in crypto-asset mining, develop cryptography algorithms for crypto asset mining or participate in other crypto asset-related activities or applications. Discuss, if material, any risks and/or uncertainties related to the use of the solutions for crypto-asset mining.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 181 of Amendment No. 2. In addition, the Company confirms that D-Wave receives no revenue from the use of its solutions for crypto-asset mining or crypto asset-related activities or applications, and that it is not aware of any customers or developers using D-Wave’s solutions to engage in crypto-asset mining, developing cryptography algorithms for crypto asset mining or participating in other crypto asset-related activities or applications.

The Transaction Agreement and PIPE Financing, page 196

6.

We note your response to prior comment 8. On page 152, you disclose that “[c]osts directly attributable to the Transaction (excluding DPCM underwriter’s fees and PIPE fees described in (b) and (c), respectively) amount to $34.0 million.” You further disclose the deferred underwriting fee as $10.5 million and certain PIPE financing fees of $100,000. Accordingly, as these amounts equal about $44.6 million, please advise what costs are estimated to be “incremental” and in what amount. Further, please clarify on page 197 whether the transaction costs described in this section will be recorded as a reduction to additional paid-in capital.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 201 of Amendment No. 2.

Results of Operations

Revenue, page 200

7.

We note that the increase in the growth of your professional services revenue was substantially larger than the growth in your QCaaS revenue over the same period. Please revise your MD&A to separately discuss the reasons for these changes. Please also revise your MD&A to address any future trends that are expected to affect your results from operations, including any trends related to developments in the crypto asset industry. For example, based upon your projections on page 278, it appears that you anticipate substantial growth in lower margin professional services revenue offset by a substantial decline in higher margin QCaaS revenue during 2022 as compared to 2021.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 202 and 206 of Amendment No. 2. As noted above, D-Wave receives no revenue from the use of its solutions for crypto-asset mining or crypto asset-related activities or applications, and there are therefore no applicable trends related to developments in the crypto asset industry that are material to the Company.

Critical Accounting Policies and Significant Management Estimates

Revenue recognition, page 207

8.

We note your response to prior comment 33. It appears you have fully constrained your variable consideration for all periods presented. If true, please revise to more fully explain how variable consideration arises in your contracts with customers, what aspects of these arrangements cause the risk of a significant reversal of revenue, and how you determine when uncertainties associated with the variable consideration are resolved. Refer to Item 303(b)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 215 and F-17 of Amendment No. 2.

Background of the Transaction, page 267

9.

We note your response to prior comment 25 indicating that after the financial projections of D-Wave were presented to the DPCM board on July 20, 2021, the assumptions underlying the financial projections were discussed on July 21, 2021, and certain conservative adjustments were made. Please identify the conservative adjustments in your disclosure. Further, please confirm that the financial projections included in your registration statement are materially the same as the initial projections presented to the DPCM board. If the financial projections in your disclosure are materially different, please explain these differences (e.g., different assumptions), and what changes were made and why.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 282 of Amendment No. 2. The Company confirms that the financial projections included in the Registration Statement are materially consistent with the initial projections presented to the DPCM board of directors.

Financial Projections, page 278

10.	We note your response to prior comment 27. Please revise your table on page 278 to disclose total operating expenses for each period presented.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 289 of Amendment No. 2.

11.

We note your response to prior comment 28. We note that QCaaS revenue represents 83% of 2020 total revenues and 70% of 2021 total revenues while Adjusted EBITDA is negative for both periods. Please revise to explain in greater detail how the shift to QCaaS revenue is expected to result in higher gross profit. As a related matter, please also revise to more fully describe the specific assumptions that you made in projecting a significant increase in Adjusted EBITDA margin from 7% in 2025 to 41% in 2026.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 286, 287 and 289 of Amendment No. 2.

The DPCM Board’s Reasons for the Approval of the Transaction, page 279

12.

We note your response to prior comment 30. Please address how the DPCM board, in the course of its deliberations to negotiate and recommend the business combination, considered the conflicts you disclose and the fact that DPCM’s management has preexisting fiduciary duties and other contractual obligations.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 12, 35, 75 and 295 of Amendment No. 2.

D-Wave Systems, Inc. Consolidated Financial Statements

2. Basis of presentation and summary of significant accounting policies

Revenue recognition, page F-16

13.	We note your response to prior comment 32. Please revise to disclose the types of products or services that you do not sell separately and therefore, do not have directly observable SSP.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 215 and F-17 of Amendment No. 2.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please do not hesitate to contact the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:	Jan Woo

Patrick Faller

Robert Littlepage

Lisa Etheredge

Securities and Exchange Commission

John M. Markovich

Tanya J. Rothe

D-Wave Systems Inc.

Emil Michael

D-Wave Quantum Inc.

Kate Furber

Michael Saevitzon

PricewaterhouseCoopers LLP

Thomas R. Martin

Greenberg Traurig, P.A.

Ian M. Hazlett

Christian G. Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

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